AMERICAN BUSINESS CHANGE AGENTS, INC.

13070 Addison Road, Roswell, GA 30075

404-915-0570

September 7, 2010

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

AMERICAN BUSINESS CHANGE AGENTS, INC.

Form:

S-1 Registration Statement – Acceleration Request

File No.:

File No.: 333-157783

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to September 9, 2010 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve AMERICAN BUSINESS CHANGE AGENTS, INC. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

AMERICAN BUSINESS CHANGE AGENTS, INC. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN BUSINESS CHANGE AGENTS, INC.

/s/ Edward A. Sundberg

____________________________________

Edward A. Sundberg, President